Exhibit 99.7

PRESS RELEASE

Impact of Middle East conflict on TotalEnergies Activities

Confirmation of information released on Company’s website on March 10, 2026

Paris, March 13, 2026

•	Production has been shut down or is in the process of shutting down in Qatar, Iraq and UAE offshore, representing approximately 15% of our total output.

•	Onshore UAE production (~210 kb/d TotalEnergies share) is not affected by the conflict at this stage.

•	The Middle East barrels’ CFFO is lower than our portfolio average due to higher taxation, and these 15% of our volumes account for ~10% of Upstream cash flow.

•	Growth of our accretive barrels is expected to come overwhelmingly from outside the Middle East in 2026, meaning that a higher oil price more than offsets the loss of Middle East production: an $8/b increase in the Brent price is enough to offset the expected 2026 CFFO from our Iraq, UAE offshore and Qatar assets at $60/b.

•	Operations at the Satorp refinery are continuing normally for now and are supplying the Saudi domestic market.

•	The impact of LNG production shutdowns in Qatar on our LNG trading activities is limited (around 2 Mt expected in 2026), as most Qatari LNG is marketed by QE.

TotalEnergies is continuing to monitor the evolution of the situation on the ground and will update you in case of material change of the above.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

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Cautionary Note

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